# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dave Inc., CIK 0001841408
CUSIP: 23834J102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1265 South Cochran Avenue, Los Angeles, California (CA), 90019
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001193125-22-018351
Filed by CIK 0001867755
Persons authorized to receive notices and communications: Jason Wilk, c/o Dave Inc., 1265 South Cochran Avenue, Los Angeles, California (CA), 90019, (844) 857-3283

## Reporting persons
- Jason Wilk (CIK 0001867755): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,627,661; shared voting power 0; sole dispositive power 1,627,661; shared dispositive power 0; aggregate amount beneficially owned 1,627,661 (12.43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Dave Inc.
Address of issuer's principal executive offices: 1265 South Cochran Avenue, Los Angeles, California (CA), 90019
Comment:
Explanatory Note - This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed on January 26, 2022 (the "Schedule 13D"). Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is being filed to report that on March 14, 2025, the Reporting Person entered into a 10b5-1 trading plan (the "Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 14, 2025, the Reporting Person entered into the Plan. The Plan provides for the sale of up to an aggregate of 173,218 shares of Class A Common Stock (inclusive of (i) 100,000 shares of Class V Common Stock that are convertible into shares of Class A Common Stock and (ii) shares of Class A Common Stock underlying RSUs expected to vest on June 1, 2025), subject to certain conditions and restrictions, including price- and volume-based parameters. The Plan terminates on the earlier of (i) the close of trading on December 10, 2025, (ii) promptly after the date on which the plan administrator receives notice from the Reporting person of the termination of the Plan, (iii) upon reasonable determination by the plan administrator, or promptly upon the reasonable determination of the Reporting Person and notice to the plan administrator, that the Plan does not comply with Rule 10b5-1, (iv) promptly after the date the plan administrator is notified of the death, dissolution, bankruptcy or insolvency of the Reporting Person, (v) immediately in the event that the Reporting Person fails to satisfy the delivery requirements under the Plan or (vi) the date that the aggregate number of shares of Class A Common Stock to be sold pursuant to the Plan have been sold.

The above description of the Plan does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person has beneficial ownership of 1,627,661 shares of Class A Common Stock, which consists of (i) 1,514,082 shares of Class A Common Stock issuable upon conversion of the Reporting Person's shares of Class V Common Stock and (ii) 113,579 shares of Class A Common Stock. The percentage of beneficial ownership is approximately 12.43% of the outstanding shares of Class A Common Stock. The percentage was calculated based on (a) 11,580,041 shares of Class A Common Stock outstanding, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed by the Company with the Securities and Exchange Commission on March 4, 2025, and (b) 1,514,082 shares of Class V Common Stock held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3: Rule 10b5-1 Trading Plan of Jason Wilk, dated March 14, 2025

## Signatures
- Jason Wilk: /s/ Jason Wilk, Jason Wilk (03/17/2025)